Exhibit I-1

(English Language Translation)

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors may be residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

March 10, 2015

Company name:	PAL CO., LTD.
Representative:	Ryuta Inoue, President and Representative Director (Code number: 2726, First Section of the Tokyo Stock Exchange)
Contact:	Yukio Utsunomiya, Managing Officer and General Manager of Administrative Department (Phone: +81-6-6227-0308)

Company name:	NICE CLAUP Co., LTD.
Representative:	Junichi Shoji, President and Representative Director (Code number: 7598, JASDAQ)
Contact:	Shoji Okamoto, Executive Officer and Manager of Administrative Department (Phone: +81-3-6418-4649)

Announcement of Conclusion of Share Exchange Agreement by PAL CO., LTD.
Making NICE CLAUP Co., LTD. a Wholly Owned Subsidiary

PAL CO., LTD. (hereinafter “PAL”) and NICE CLAUP Co., LTD. (hereinafter “NICE CLAUP”) resolved at the Board of Directors meetings at both companies held today to conduct a share exchange (hereinafter “Share Exchange”) effective on June 1, 2015, in which PAL is the wholly owning parent and NICE CLAUP is the wholly owned subsidiary, and a share exchange agreement (hereinafter “Share Exchange Agreement”) has been concluded between the two companies regarding the Share Exchange.

Prior to the effective date of the Share Exchange, common shares of NICE CLAUP are scheduled to be delisted from Tokyo Stock Exchange, Inc. (hereinafter “Tokyo Stock Exchange”) on May 27, 2015 (last trade date being May 26, 2015).

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The details of the above matters are as follows.

1.	Objectives of making NICE CLAUP a wholly-owned subsidiary through the Share Exchange

PAL has as its mission statement to “contribute to the society through the proposal of forever new fashion & life” and, to achieve such means, has as its basic policy to establish confidence and grow as a company accredited by stakeholders such as shareholders and business partners, in addition to customers, in every aspect of its operation including products, services, sales technique, financial strength and quality of staff.

In the meantime, NICE CLAUP has been engaged in manufacturing as well as sales operations through deploying brands including “one after another NICECLAUP” under the motto to “share satisfaction and delight with customers.”

PAL and NICE CLAUP concluded a capital and business alliance agreement on May 21, 2002 which was followed by PAL’s acquisition of shares of NICE CLAUP from its major shareholders on September 22, 2005, making NICE CLAUP a consolidated subsidiary in an effort to strengthen capital relationship. Since then, the Group has been promoting measures with the aim of maximizing corporate value of both companies through provision of PAL’s management knowhow to NICE CLAUP including low-cost store operation and streamlining of product planning platform, sharing of store opening strategies between the two companies, active exchange of human resources and collaboration on product planning strategies, while maintaining the individuality of the two companies. In April 2012, President and Representative Director of NICE CLAUP, who was also the founder, resigned his posts as President and Representative Director at NICE CLAUP and Director at PAL due to the expiration of his term of office, and Junichi Shoji, who was concurrently serving as Senior Managing Director at PAL and Director at NICE CLAUP, succeeded the post of President and Representative Director at NICE CLAUP. Since then, NICE CLAUP has been focusing on the promotion of practicable collaborations as PAL’s consolidated subsidiary, and engaged in promoting compatibility with PAL’s management style including enhancement of network as the Group, implementation of radical reforms in business model with respect to manufacturing and sales of products, and sharing of platforms for management and staff assessment purposes.

While anticipation for a full-scale economic recovery is heightening in the domestic market thanks to the economic policies, consumer confidence remains low in the apparel and the retail industry where business environment remains challenging. Based on the appreciation of such circumstances, PAL, in an effort to cope with the challenging business environment surrounding the apparel and the retail industry, enabled the establishment of a framework to effectively and efficiently carry out management strategy through fully utilizing the management resources of the Group, and as a result, has decided to implement the Share Exchange in an aim to ensure development of a structure capable to carry out management strategies in an agile and efficient way so as to achieve maximum synergy within the Group in various aspects including negotiations as the Group regarding store openings and closures, unification of logistics, sharing of manufacturing resources and integration of information systems.

NICE CLAUP decided to agree to the Share Exchange as it recognizes that it is its best interest to further utilize PAL’s management knowhow in areas such as store operation and streamlined merchandizing through sharing the aforementioned objectives with PAL.

By pursuing this strategy, the Group will aim to accelerate its growth and enhance the entire Group’s corporate value by realizing group management based on efficient and prompt decision-making through further reinforcing the collaboration among Group companies. In addition, we will endeavor to further enhance shareholders’ return to NICE CLAUP’s shareholders who will own common shares of PAL after the Share Exchange, through enhancing the Group’s corporate value.

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Moreover, NICE CLAUP has grown thus far thanks to the generous support from its numerous shareholders from when its shares were listed on the over-the-counter market in December 1998. Since collaborating through the capital and business alliance with PAL in May 2002, NICE CLAUP has in particular been striving to enhance its corporate value through effective synergy with the Group through the exchange of information in areas including store openings, product planning and market environment. In April 2012, Junichi Shoji, Senior Managing Director of PAL became President and Representative Director of NICE CLAUP, and has since endeavored to reform areas of operation, including deployment of new brands and proactive closure of loss-making or less profitable stores, while at the same time strove to raise awareness of employees. As such, although consolidated operating loss of ¥375 million (non-consolidated operating loss of ¥352 million) and operating loss of ¥365 million was recorded for the fiscal year ended January 31, 2013 and the fiscal year ended January 31, 2014, respectively, the fiscal year ended January 31, 2015 saw to a recovery in operating income amounting to ¥91 million, thanks to a decrease in selling, general and administrative expenses due to closures of loss-making or less profitable stores, along with an improvement in gross profit margin ratio (55.7% for the fiscal year ended January 31, 2015 as compared with 52.5% for the fiscal year ended January 31, 2014) due in part to fruition of the efforts for reforms and adequate control over production quantity. While the above reforms in progress at NICE CLAUP as a consolidated subsidiary of PAL is gradually beginning to bear results, in view of the current turbulent and challenging business environment, however, we believe that it is in the best interest of NICE CLAUP to engage in a steady effort to increase corporate value by strengthening business alliance and competitiveness as the Group, while promptly and flexibly developing a management structure capable of making agile management decisions, by becoming a wholly owned subsidiary of PAL through the Share Exchange. Through this strategy, we will strive to meet the expectations of all stakeholders including NICE CLAUP’s shareholders who will acquire shares in PAL.

2.	Outline of the Share Exchange

(1)	Schedule of the Share Exchange

Record date for the Ordinary General Meeting of Shareholders that approved the Share Exchange Agreement (NICE CLAUP)	January 31, 2015
Date of resolution by the Board of Directors on conclusion of the Share Exchange Agreement (PAL and NICE CLAUP)	March 10, 2015
Date of conclusion of the Share Exchange Agreement (PAL and NICE CLAUP)	March 10, 2015
Date of the Ordinary General Meeting of Shareholders scheduled to approve the Share Exchange Agreement (NICE CLAUP)	April 23, 2015 (scheduled)
Last trading date (NICE CLAUP)	May 26, 2015 (scheduled)
Date of delisting (NICE CLAUP)	May 27, 2015 (scheduled)
Effective date of the Share Exchange	June 1, 2015 (scheduled)

(Note 1)
PAL intends to carry out the Share Exchange without approval by a General Meeting of Shareholders through a simplified share exchange procedure according to provisions of Article 796, Paragraph 3 of the Companies Act.

(Note 2)	The above timeline may be changed, if necessary, depending on the progress of the procedures of the Share Exchange upon consent by PAL and NICE CLAUP.

(2)	Method of the Share Exchange

This will be a share exchange in which PAL is the wholly owning parent, while NICE CLAUP is the wholly owned subsidiary.

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The Share Exchange is scheduled to be carried out with June 1, 2015 as the effective date. As for PAL, the Share Exchange will be carried out without approval by a General Meeting of Shareholders, through a simplified share exchange procedure according to provisions of Article 796, Paragraph 3 of the Companies Act. With respect to NICE CLAUP, the Share Exchange shall be subject to approval by the Ordinary General Meeting of Shareholders scheduled to be held on April 23, 2015.

(3)	Detail of the allotment of shares pertaining to the Share Exchange

	PAL CO., LTD. (wholly owning parent)	NICE CLAUP Co., LTD. (wholly owned subsidiary)
Allotment ratio pertaining to the Share Exchange	1	0.11

(Note 1)
Share allotment ratio

PAL’s 0.11 common shares shall be allotted per one common share in NICE CLAUP. However, share allotment shall not be made to 5,092,000 common shares in NICE CLAUP held by PAL (as of March 10, 2015) for the Share Exchange.

(Note 2)
Number of shares to be allotted in the Share Exchange

In the Share Exchange, PAL intends to allot 341,179 common shares (scheduled) to the shareholders of NICE CLAUP (except for PAL) at the time immediately prior to PAL’s acquisition (hereinafter the “Record Time”) of all outstanding shares of NICE CLAUP (excluding common shares of NICE CLAUP held by PAL), in lieu of the common shares of NICE CLAUP held by them, according to the aforementioned share allotment ratio. However, the shares scheduled to be allotted for this purpose are treasury shares of PAL, and as such issuance of new shares has not been scheduled.

NICE CLAUP intends to cancel at the Record Time all of the treasury shares it holds at that time (including the treasury shares to be acquired in accordance with the share purchase request by its shareholders based on provisions of Article 785, Paragraph 1 of the Companies Act pertaining to the Share Exchange) by resolution of its Board of Directors meeting to be held before the day prior to the effective date of the Share Exchange. Number of shares to be allocated by the Share Exchange may change due to reasons such as NICE CLAUP’s purchase or disposal of its treasury shares.

(Note 3)
Handling of shares less than one unit

Shareholders of NICE CLAUP holding shares less than one unit (less than 100 shares) in PAL as a result of the Share Exchange shall be entitled to receive dividends paid by PAL for which the record date comes after the effective date of the Share Exchange, in proportion to the number of fractional shares, however, such fractional shares cannot be sold in financial instruments exchange markets. The following programs are available to the shareholders who are to own fractional shares in PAL.

1)
Repurchase program for shares less than one unit (for sale of shares less than 100)

This is a program through which a shareholder holding shares less than one unit in PAL may request repurchase of the fractional shares by PAL, according to the provision of Article 192, Paragraph 1 of the Companies Act.

2)
Additional purchase program for shares less than one unit (for additional purchase to make one unit of 100 shares)

This is a program through which a shareholder holding shares less than one unit in PAL may request to make additional purchase from PAL of common shares which, together with the existing number of shares less than one unit, will make one unit of 100 shares, according to the provisions of Article 194, Paragraph 1 of the Companies Act, as well as PAL’s Articles of Incorporation.

(Note 4)
Handling of fractions less than one share

Shareholders of NICE CLAUP who are to be allotted a fraction less than one common share in PAL as a result of the Share Exchange, shall be paid the proceeds from the sale of shares in PAL in a number equivalent to the total of such fractions (any such total failing to amount to one share shall be rounded down), in proportion to such fraction they own, according to the provisions of Article 234 of the Companies Act, as well as other relevant laws and regulations.

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(4)
Handling of subscription rights to shares and bonds with subscription rights to shares associated with the Share Exchange

NICE CLAUP has not issued any subscription rights to shares or bonds with subscription rights to shares.

3.	Rationale for the allotment associated with the Share Exchange

(1)	Rationale and reasons for the allotment

As mentioned in 1. “Objectives of making NICE CLAUP a wholly-owned subsidiary through the Share Exchange” above, PAL and NICE CLAUP had come to share a perspective that both parties need to promptly and flexibly develop a management structure capable of making agile management decisions in such turbulent and challenging business environment, while strengthening business collaboration and competitiveness as the Group and began to discuss the Share Exchange from around December 2014, in which PAL would be the wholly owning parent and NICE CLAUP would be the wholly owned subsidiary. After discussing and negotiating multiple times, PAL and NICE CLAUP decided on the implementation of a share exchange on March 10, 2015, with the aim to achieve further synergy and to enhance corporate value of NICE CLAUP and the Group as a whole.

To determine the share exchange ratio mentioned in 2. (3) above, each party separately requested a third party institution independent of both parties to calculate such ratio. PAL appointed Daiwa Securities Co., Ltd. (hereinafter “Daiwa Securities”) and NICE CLAUP appointed SMBC Nikko Securities Inc. (hereinafter “SMBC Nikko Securities”) as third party institutions for the purpose of calculating the share exchange ratio. Both parties engaged in a series of discreet negotiations and discussions based on the results of the calculation of share exchange ratio and advice thereon presented by their respective third party institution, as well as financial position, performance trends, share price trends and other aspects at each party. As a result, both parties came to a judgment that the share exchange ratio described in 2. (3) above was reasonable and beneficial to shareholders of each party, and reached an agreement on the implementation of the Share Exchange at such share exchange ratio.

(2)	Matters related to the calculation of share exchange ratio

1)	Relationship with the institutions appointed for the calculation of share exchange ratio

Daiwa Securities and SMBC Nikko Securities are both institutions independent of PAL and NICE CLAUP, and do not fall under the category of related party of the two parties, and do not have significant interests that need to be noted for the purpose of the Share Exchange.

2)	Outline of the calculation

To ensure fairness and reasonableness of the share exchange ratio to be used in the Share Exchange, each party separately requested a third party institution independent of both parties to calculate such ratio. PAL appointed Daiwa Securities and NICE CLAUP appointed SMBC Nikko Securities as third party institutions for the purpose of calculating the share exchange ratio.

Daiwa Securities calculated the common share exchange ratio between PAL and NICE CLAUP by adopting market share price method (calculated by using closing price of regular transaction of shares at the Tokyo Stock Exchange of the two companies as of calculation base date as well as simple average closing prices over one-month, three-month and six-month periods, each up to the calculation base date of March 9, 2015), in view of the fact that both parties are listed on financial instruments exchanges with quoted market share prices. In addition, Daiwa Securities calculated the ratio by adopting discounted cash flow method (hereinafter the “DCF method”) in order to reflect the prospective business activities of both parties on the evaluation. In the DCF method, corporate values are evaluated on a present value basis, by discounting the future cash flows based on respective financial projection provided by PAL and NICE CLAUP, using a fixed discount rate.

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Calculated range of share exchange ratio using 1 as the per share equity value of PAL’s shares, is as follows.

Method adopted	Calculated range of share exchange ratio
Market share price method	0.095 to 0.107
DCF method	0.102 to 0.123

In calculating the aforementioned share exchange ratio, Daiwa Securities, in principle, directly adopted the information provide by both parties and the information available to the public under the assumption that those documents and information were all accurate and complete, without independently verifying their accuracy and completeness. With respect to assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of both parties, their subsidiaries and affiliates, Daiwa Securities did not independently carry out evaluation, appraisal or assessment including analysis and evaluation over specific asset and liability, nor did it request third party institutions to carry out such appraisal or assessment. Furthermore, business outlook and financial results forecasts of NICE CLAUP were assumed to have been prepared in a reasonable and appropriate manner, based on the best possible forecast and judgment available to the management of NICE CLAUP at the time they were prepared.

In addition, according to the earnings plan provided to Daiwa Securities from NICE CLAUP as the basis for calculation by the DCF method, a significant increase in earnings is projected for fiscal years from the fiscal year ending January 1, 2016 onward. This is based on the projected increases in sales and profit expected from the fiscal year ending January 31, 2016 to the fiscal year ending January 31, 2018, as a result of a boost in sales through profit-oriented store opening strategies along with sales increases at existing stores by the thorough 52-week merchandising and strengthened promotions, as well as ongoing proactive closures of loss-making or less profitable stores at NICE CLAUP and the accompanying streamlining of store operations which leads to a reduction in selling, general and administrative expenses. Specifically, operating income (¥91 million for the fiscal year ended January 31, 2015) is expected to increase by ¥62 million for the fiscal year ending January 31, 2016, ¥66 million for the fiscal year ending January 31, 2017 and ¥70 million for the fiscal year ending January 31, 2018, respectively compared with the previous fiscal year.

On the other hand, SMBC Nikko Securities calculated the common share exchange ratio between PAL and NICE CLAUP by adopting market share price method (calculated by using simple average closing prices over the six-business-day period (the period from March 2, 2015, which is the next business day after February 27, 2015 where NICE CLAUP disclosed “Announcement of revision of full-year financial results forecast,” to the calculation base date) for the Tokyo Stock Exchange JASDAQ (hereinafter “JASDAQ”), as well as one-month and three-month periods, each up to the calculation base date of March 9, 2015), in view of the fact that both parties are listed on financial instruments exchanges with quoted market share prices. In addition, SMBC Nikko Securities calculated the ratio by adopting the DCF method in order to reflect the prospective business activities of both parties on the evaluation. In the DCF method, corporate values are evaluated on a present value basis, by discounting the future cash flows based on respective financial results forecasts provided by PAL and NICE CLAUP, using a fixed discount rate.

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Calculated range of share exchange ratio, using 1 as the per share equity value of PAL’s shares, is as follows.

Method adopted	Calculated range of share exchange ratio
Market share price method	0.100 to 0.107
DCF method	0.099 to 0.121

In calculating the aforementioned share exchange ratio, SMBC Nikko Securities, in principle, directly adopted the information provide by both parties and the information available to the public under the assumption that those documents and information were all accurate and complete, without independently verifying their accuracy and completeness. With respect to assets and liabilities (including off-balance sheet assets and liabilities and other contingent liabilities) of both parties and their associates, SMBC Nikko Securities did not independently carry out evaluation, appraisal or assessment, nor did it request third party institutions to carry out such appraisal or assessment. Furthermore, business outlook and financial results forecasts of NICE CLAUP were assumed to have been prepared in a reasonable and appropriate manner, based on the best possible forecast and judgment available to the management of NICE CLAUP at the time they were prepared. In addition, according to the earnings plan provided to SMBC Nikko Securities by NICE CLAUP as the basis for calculation by the DCF method, a significant increase in earnings is projected for fiscal years from the fiscal year ending January 1, 2016 onward. This is based on the projected increases in sales and profit expected from the fiscal year ending January 31, 2016 to the fiscal year ending January 31, 2018, as a result of a boost in sales through profit-oriented store opening strategies along with sales increases at existing stores by the thorough 52-week merchandising and strengthened promotions, as well as ongoing proactive closures of loss-making or less profitable stores at NICE CLAUP and the accompanying streamlining of store operations which leads to a reduction in selling, general and administrative expenses, Specifically, operating income (¥91 million for the fiscal year ended January 31, 2015) is expected to increase by ¥62 million for the fiscal year ending January 31, 2016, ¥66 million for the fiscal year ending January 31, 2017 and ¥70 million for the fiscal year ending January 31, 2018, respectively compared with the previous fiscal year.

(3)	Prospect of being delisted and the circumstances behind it

As a result of the Share Exchange, NICE CLAUP will become a wholly owned subsidiary of PAL on June 1, 2015, the effective date thereof. As a result, the common shares of NICE CLAUP are scheduled to be delisted on May 27, 2015 (last trading date being May 26, 2015) after completing prescribed procedures according to the delisting standards of JASDAQ. After the delisting, the common shares of NICE CLAUP can no longer be traded on the JASDAQ market.

The Share Exchange is, as described in 1. above, not executed for the intention of delisting NICE CLAUP.

As the common shares of PAL, which will be allotted to shareholders of NICE CLAUP as a result of the Share Exchange, are listed on the First Section of the Tokyo Stock Exchange, and will remain tradable after the Share Exchange, shareholders who own 910 shares or more of NICE CLAUP’s shares and are entitled to receive allotment of one share unit of 100 shares of PAL from the Share Exchange should, despite the possibility that their allotment may contain some fractional shares depending on the number of shares they own, be able to trade their shares of one share unit or more on the Tokyo Stock Exchange, whereby liquidity of shares shall be ensured.

On the other hand, shareholders who own less than 910 shares of NICE CLAUP’s shares will receive allotment of shares less than one unit, which is equivalent to 100 common shares of PAL. Although these shares less than a share unit cannot be sold on the Tokyo Stock Exchange, shareholders will be able to request repurchase by PAL, or make additional purchase of shares from PAL, as described in 2. (3) (Note 3) above.

For details in the handling of fractions less than one share resulting from the Share Exchange exercise, please refer to 2. (3) (Note 4) above.

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(4)	Measures to ensure fairness

As the Share Exchange will be carried out on the basis that PAL has already acquired 62.15% of the voting rights of all the shareholders (47.00% of the outstanding shares) of NICE CLAUP, qualifying NICE CLAUP as a consolidated subsidiary of PAL, ensuring fairness was believed to be a vital prerequisite.

Thus, to ensure fairness of the share exchange ratio in the Share Exchange, each party requested a third party institution to calculate such ratio as described in 3. (1) above, which served as the basis for discussions and negotiations between the parties, eventually leading to the resolution at the Board of Directors meeting held today by each party that the Share Exchange shall be carried out at the share exchange ratio as indicated in 2. (3) above.

Moreover, neither PAL nor NICE CLAUP has obtained fairness opinion from third party institutions with respect to the fairness of the share exchange ratio.

Also, as legal advisors on the Share Exchange, PAL appointed OH-EBASHI LPC & PARTNERS and NICE CLAUP appointed Yanagida & Partners for legal advice on the method and process of decision-making by the Board of Directors, including various procedures for the Share Exchange.

(5)	Measures to avoid conflict of interest

In view of the fact that PAL has already acquired 62.15% of the voting rights of all the shareholders (47.00% of the outstanding shares) of NICE CLAUP, qualifying NICE CLAUP as a consolidated subsidiary of PAL, the following measures have been taken in order to avoid conflict of interest, apart from the measures describe in 3. (4) above.

1)	Approval by all disinterested Directors and Corporate Auditors at NICE CLAUP

Of the Directors at NICE CLAUP, as Mr. Hidetaka Inoue concurrently serves as Chairman and Representative Director of PAL, and Mr. Ryuta Inoue concurrently serves as President and Representative Director of PAL, who hold the right to respect and carry out business operations at PAL, both did not participate in discussions and resolutions with respect to the Share Exchange at the Board of Directors meetings of NICE CLAUP, as well as discussions and negotiations with PAL as executives of NICE CLAUP with respect to the Share Exchange from the perspective of ensuring fairness of decision-making at NICE CLAUP and avoiding conflict of interest.

In addition, of the Directors at NICE CLAUP, although Mr. Junichi Shoji is concurrently serving as Senior Managing Director at PAL, as he did not participate in discussions and negotiations with NICE CLAUP as an executive of PAL with respect to the Share Exchange, he attended the discussions and resolutions with respect to the Share Exchange at the Board of Directors meetings at NICE CLAUP to make sure that the quorum of such meetings are met.

For the purpose of avoiding any potential conflict of interest, discussions with respect to the Share Exchange were first organized by two of the five Directors of NICE CLAUP, excluding the aforementioned three Directors, prior to the respective discussions and resolutions as a precautionary measure. After reaching unanimous resolution by the two Directors for the approval of the proposal for the Share Exchange, discussions regarding the Share Exchange were conducted again this time by three Directors comprising the above two and Mr. Junichi Shoji, and again reached unanimous resolution for the approval of the proposal for the Share Exchange.

Of the Corporate Auditors at NICE CLAUP, as Mr. Masahiro Mihara concurrently serves as Manager of General Affairs Department at PAL, in order to avoid conflict of interest, he did not attend discussions at the Board of Directors meetings at NICE CLAUP on the proposal for the Share Exchange, express any of his opinions thereon, or participate in discussions and negotiations as an executive of NICE CLAUP with respect to the Share Exchange. Of the Corporate Auditors at NICE CLAUP, three Corporate Auditors other than the aforementioned Mr. Mihara attended the Board of Directors meeting at NICE CLAUP with respect to the Share Exchange, all of whom expressed opinions to the effect that they had no objection to the Share Exchange.

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2)	Obtaining of opinions from a disinterested third party by NICE CLAUP

The Board of Directors at NICE CLAUP, in considering the Share Exchange, asked Messrs. Michiyasu Sawahara, Norihisa Ogawa and Hiroaki Hamajima, three Outside Corporate Auditors of NICE CLAUP with no vested interest in PAL and are registered to the Tokyo Stock Exchange as independent officers, to examine, as required by the rules prescribed by the Tokyo Stock Exchange, whether the Share Exchange work to the detriment of its minority shareholders, from the viewpoints of legitimacy of the purpose of the Share Exchange as well as fairness of the procedure of negotiation process and the share exchange ratio therein.

After careful examination of the Share Exchange based on the document summarizing the calculation of the share exchange ratio prepared by SMBC Nikko Securities, along with various related materials and records of hearings from concerned parties, Messrs. Michiyasu Sawahara, Norihisa Ogawa and Hiroaki Hamajima submitted a written opinion to the Board of Directors of NICE CLAUP on March 10, 2015 to the following effect:

i)
The Share Exchange is expected to increase corporate value of NICE CLAUP, serving the intended cause of the Share Exchange as it is deemed sufficiently reasonable for NICE CLAUP to consider driving further reforms for agile decision-making and full utilization of management resources, etc. on an integrated basis involving PAL, while further enhancing various measures it has been pursuing as a consolidated subsidiary of PAL, and an increase in NICE CLAUP’s corporate value can be reasonably anticipated subject to the achievement of the structural reform envisaged at NICE CLAUP after it becomes PAL’s wholly owned subsidiary.

ii)
Procedures of negotiation for the Share Exchange is fair as each party has separately obtained advice and comments from independent external experts, and NICE CLAUP has been engaged in substantial discussions and negotiations in an effort to raise the share exchange ratio, by presenting an alternative share exchange ratio as counter proposal to PAL’s, with a view to protecting the interest of its minority shareholders.

iii)
The agreed share exchange ratio is fair in view of the fact that no specific unreasonable aspects have been found in the method and process for calculating the share exchange ratio at SMBC Nikko Securities, while the decision is recognized as having been made as a result of fair negotiations because the procedures of the negotiation process for the Share Exchange is found to be fair as described above.

iv)	Based on the aforementioned findings from i) to iii), decision by NICE CLAUP with respect to the Share Exchange is not deemed to work to the detriment of the minority shareholders of NICE CLAUP.

NICE CLAUP had received legal advice from its legal advisor Yanagida & Partners, with respect to measures to avoid conflict of interest including resolution at the Board of Directors meeting at NICE CLAUP.

4.	Overview of the concerned parties to the Share Exchange

		Wholly owning parent in the share exchange		Wholly owned subsidiary in the share exchange
(1)	Name	PAL CO., LTD.		NICE CLAUP Co., LTD.
(2)	Location	3-5-29, Kitahama, Chuo-ku, Osaka-shi, Osaka		6-27-8, Jingumae, Shibuya-ku, Tokyo
(3)	Name and title of representative	Ryuta Inoue, President and Representative Director		Junichi Shoji, President and Representative Director
(4)	Line of business	Sales of apparel and general merchandise, and other businesses		Manufacturing and retail sales of apparel and related general merchandise
(5)	Capital	¥3,181 million		¥768 million
(6)	Date of establishment	October 27, 1973		September 1, 1982
(7)	Number of outstanding shares	23,136,000 shares (As of November 30, 2014)		10,834,000 shares (As of January 31, 2015)
(8)	Accounting period	February 28, 2014		January 31, 2015
(9)	Number of employees	2,422 employees (consolidated basis) (As of February 28, 2014)		290 employees (non-consolidated basis) (As of January 31, 2015)
(10)	Major business partners	TOYOTA TSUSHO CORPORATION, Mitsubishi Corporation Fashion Co., Ltd, etc.		Moririn Co., Ltd., TAMURAKOMA & Co., Ltd., M-First Co., Ltd., Wagen Co., Ltd., NAGOYA BOSEKI Co., Ltd., etc.
(11)	Main correspondent banks	Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.
(12)	Major shareholders and shareholding ratio	Scotch Yofukuten K.K.	30.4%	PAL	47.0%
		Ryuta Inoue	9.2%	Japan Trustee Services Bank, Ltd. Trust Account	6.7%
		BBH FOR FIDELITY LOW-PRICED STOCK FUND	6.4%	CGMLIPB CUSTOMER COLLATERAL ACCOUNT	3.6%
		The Master Trust Bank of Japan, Ltd. Trust Account	3.4%	Moririn Co., Ltd.	1.9%
		Hideyo Inoue	2.6%	Teruyuki Ikegami	1.0%

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(13)	Relationship between the concerned parties
	Capital relationship	PAL owns 62.15% of the voting rights of all the shareholders (47.00% of the outstanding shares) of NICE CLAUP. In addition, PAL and NICE CLAUP are in a capital and business alliance.
	Personal relationship	Three Directors of PAL are concurrently serving as Directors of NICE CLAUP. In addition, one employee of PAL is concurrently serving as Corporate Auditor of NICE CLAUP.
	Business relationship	Not applicable
	Qualification as related party	NICE CLAUP is a consolidated subsidiary of PAL. Thus, PAL and NICE CLAUP qualified as related parties to each other.
(14)	Operating results and financial position in the last three years
Accounting period		PAL CO., LTD. (consolidated basis)			NICE CLAUP Co., LTD. (non- consolidated basis)
		Fiscal year ended February 29, 2012	Fiscal year ended February 28, 2013	Fiscal year ended February 28, 2014	Fiscal year ended January 31, 2013	Fiscal year ended January 31, 2014	Fiscal year ended January 31, 2015
	Net assets	29,259	31,624	33,231	5,785	5,170	5,116
	Total assets	60,392	63,435	66,180	7,665	6,986	7,815
	Net assets per share (yen)	1,156.26	1,335.25	1,420.58	706.05	631.07	624.40
	Net sales	85,360	92,479	100,033	9,568	9,689	9,232
	Operating income	7,808	7,549	5,969	(352)	(365)	91
	Ordinary income	7,848	7,542	6,013	(348)	(344)	92
	Net income	3,437	4,396	2,910	(749)	(539)	(20)
	Net income per share (yen)	156.3	199.9	132.3	(74.05)	(65.87)	(2.52)
	Dividends per share (yen)	30	50	50	10	5	5
(Unit: millions of yen, unless specified otherwise)
(Note 1)	PAL is excluded from the aforementioned major shareholders, despite its holding of 1,140,282 shares of treasury shares (4.94% of the outstanding shares) as of November 30, 2014.
(Note 2)	NICE CLAUP is excluded from the aforementioned major shareholders, despite its holding of 2,640,365 shares of treasury shares (24.37% of the outstanding shares) as of January 31, 2015.

5.	Status after the Share Exchange

Wholly owing parent in the share exchange
(1)	Name	PAL CO., LTD.
(2)	Location	3-5-29, Kitahama, Chuo-ku, Osaka-shi, Osaka
(3)	Name and title of representative	Ryuta Inoue, President and Representative Director
(4)	Description of business	Planning, manufacturing, wholesale and retail of women’s wear, men’s wear and general merchandise
(5)	Capital	¥3,181,200,000
(6)	Accounting period	February 28
(7)	Net assets	Not finalized as of the present
(8)	Total assets	Not finalized as of the present

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6.	Summary of accounting treatment

The Share Exchange fall under the category of a transaction with minority shareholders among transactions under common control, which is likely to generate goodwill (or negative goodwill). However, the amount of goodwill to be generated is undetermined at this moment.

7.	Outlook for the future

As NICE CLAUP is already a consolidated subsidiary of PAL, the Share Exchange is expected to have minimal impact on the business results of either party.

8.	Matters related to the transactions with a controlling shareholder

(1)
Matters related to qualification as transactions with a controlling shareholder as well as compliance with the guidelines for the measures to protect minority shareholders, and measures for ensuring fairness and for avoiding conflict of interest

Since PAL is a controlling shareholder holding 62.15% of the voting rights of all the shareholders (47.00% of the outstanding shares) of NICE CLAUP, the Share Exchange, as far as NICE CLAUP is concerned, falls under the category of a transaction with a controlling shareholder. NICE CLAUP made a statement in its corporate governance report disclosed on May 2, 2014 as “guidelines for the measures to protect minority shareholders in transactions with a controlling shareholder” to the effect that transactions between NICE CLAUP and its parent company PAL must be subject to sufficient verification to ensure that there is necessity to justify such transactions and that such transactions do not involve conditions significantly different from those of the transactions with third parties.

NICE CLAUP intends to determine the share exchange ratio and carry out the Share Exchange, upon taking measures for ensuring fairness and for avoiding conflict of interest as described in 3. (4) and (5) above. Accordingly, the Share Exchange is believed to comply with the “guidelines for the measures to protect minority shareholders in transactions with a controlling shareholder” of NICE CLAUP as described above.

(2)	Summary of opinions obtained from persons without vested interest in the controlling shareholder concerning whether this transaction would not work to the detriment of minority shareholders

Furthermore, as described in 3. (5) above, NICE CLAUP, in considering the Share Exchange, asked Messrs. Michiyasu Sawahara, Norihisa Ogawa and Hiroaki Hamajima, three Outside Corporate Auditors of NICE CLAUP with no vested interest in PAL, who are registered to the Tokyo Stock Exchange as independent officers, to examine, as required by the rules prescribed by the Tokyo Stock Exchange, whether NICE CLAUP’s decision on the Share Exchange work to the detriment of its minority shareholders.

As a result, NICE CLAUP obtained a written opinion from Messrs. Michiyasu Sawahara, Norihisa Ogawa and Hiroaki Hamajima on March 10, 2015 to the following effect:

i)
The Share Exchange is expected to increase corporate value of NICE CLAUP, serving the intended cause of the Share Exchange as it is deemed sufficiently reasonable for NICE CLAUP to consider driving further reforms for agile decision-making and full utilization of management resources, etc. on an integrated basis involving PAL, while further enhancing various measures it has been pursuing as a consolidated subsidiary of PAL, and an increase in NICE CLAUP’s corporate value can be reasonably anticipated subject to the achievement of the structural reform envisaged at NICE CLAUP after it becomes PAL’s wholly owned subsidiary.

ii)
Procedures of negotiation for the Share Exchange is fair as each party has separately obtained advice and comments from independent external experts, and NICE CLAUP has been engaged in substantial discussions and negotiations in an effort to raise the share exchange ratio, by presenting an alternative share exchange ratio as counter proposal to PAL’s, with a view to protecting the interest of its minority shareholders.

iii)
The agreed share exchange ratio is fair in view of the fact that no specific unreasonable aspects have been found in the method and process for calculating the share exchange ratio at SMBC Nikko Securities, while the decision is recognized as having been made as a result of fair negotiations because the procedures of the negotiation process for the Share Exchange is found to be fair as described above.

iv)	Based on the aforementioned findings from i) to iii), decision by NICE CLAUP with respect to the Share Exchange is not deemed to work to the detriment of the minority shareholders of NICE CLAUP.

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(Reference)	Consolidated financial results forecast for the current fiscal year (announced on October 14, 2014) and consolidated financial results for the previous fiscal year of PAL

	Consolidated net sales	Consolidated operating income	Consolidated ordinary income	Consolidated net income
Financial results forecast for the current fiscal year (Fiscal year ended February 28, 2015)	106,300	7,270	7,260	3,650
Financial results for the previous fiscal year (Fiscal year ended February 28, 2014)	100,033	5,969	6,013	2,910

(Reference)	Financial results forecast for the current fiscal year (announced on March 10, 2015) and financial results for the previous fiscal year of NICE CLAUP

	Net sales	Operating income	Ordinary income	Net income
Financial results forecast for the current fiscal year (Fiscal year ending January 31, 2016)	9,626	153	155	55
Financial results for the previous fiscal year (Fiscal year ended January 31, 2015)	9,232	91	92	(20)

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